Filed by Silicon Graphics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
Filed pursuant to Rule 13e-4 under
the Securities Exchange Act of 1934

Subject Company: Silicon Graphics, Inc.
Commission File No. 333-104651

Date: June 16, 2003

On June 16, 2003, Silicon Graphics, Inc. issued the following press release:

SGI EXTENDS EXCHANGE OFFER DEADLINE TO JUNE 27

Mountain View, California (June 16, 2003) Silicon Graphics, Inc. (NYSE:SGI) announced today that it has extended its offer to exchange its 5.25% Senior Convertible Notes Due 2004 for 11.75% Senior Notes Due 2009 or 6.50% Senior Convertible Notes Due 2009 that expired on Friday, June 13, 2003.

SGI has extended the expiration of the exchange offer to midnight (New York City time) on Friday, June 27, 2003 in order to continue informal discussions initiated with a group of significant bondholders last week about revising the terms of the offer. As a result of the discussions, SGI may further amend the offer to reduce the conversion price of the 6.50% Senior Convertible Notes Due 2009, add certain provisions to permit holders to monitor SGI’s near-term financial performance and include certain governance-related matters. Any changes in the terms of the offer would be reflected in an amendment to the exchange offer and would be available to all holders of the 5.25% Senior Convertible Notes Due 2004 during an additional extension. The purpose of the amendment would be to attract tenders from the greatest possible number of holders.

Holders who have validly tendered their 5.25% Senior Convertible Notes need take no further action. Other holders who want to tender their notes must do so no later than 12:00 midnight, New York City time, on Friday, June 27, 2003 when the exchange offer will expire unless further extended. SGI will announce any further extensions by press release no later than 9:00 A.M., New York City time, on Monday, June 30, 2003, the first New York Stock Exchange trading day after the expiration date of the exchange offer. Holders may withdraw any notes tendered, including any notes previously tendered, until the expiration date of the exchange offer.

The amount of the 5.25% Senior Convertible Notes tendered as of 12:00 midnight, New York City time, on Friday, June 13, 2003 was approximately $110.7 million, or about 48% of the $230 million principal amount outstanding. The exchange offer is subject to the condition that at least 90% of the outstanding principal amount of 5.25% Senior Convertible Notes have been validly tendered and not withdrawn. Of the notes tendered, approximately $98 million were tendered in exchange for 11.75% Senior Notes and approximately $12.6 million were tendered for 6.50% Senior Convertible Notes.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Silicon Graphics, Inc. has filed an exchange offer prospectus, and related tender offer materials with the Securities and Exchange Commission. In addition, Silicon Graphics, Inc. has filed with the Securities and Exchange Commission a supplement to the exchange offer prospectus including additional information with respect to the revised offer. INVESTORS AND NOTEHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and noteholders may obtain a free copy of the exchange offer prospectus, the prospectus supplement and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from the Information Agent for the exchange offer, MacKenzie Partners, Inc. at (800) 322-2885 or from Silicon Graphics, Inc. by directing a request to Silicon Graphics, Inc., Office of the Corporate Secretary, 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980.

This press release is neither an offer to exchange nor a solicitation of an offer to exchange the 5.25% Senior Convertible Notes. This exchange offer is made only by the prospectus dated April 21, 2003 and the prospectus supplement thereto dated May 22, 2003 and related letter of transmittal and is not being made to, and tenders will not be accepted from holders of the notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction.